Filed Pursuant to Rule 433

Registration No. 333-203608

May 5, 2015

PRICING TERM SHEET

RELX Capital Inc.

€600,000,000 1.300% Notes due 2025

Fully and unconditionally guaranteed by

Reed Elsevier PLC & Reed Elsevier NV

Issuer:	RELX Capital Inc.

Guarantors:	Reed Elsevier PLC and Reed Elsevier NV

Title of Securities:	1.300% Notes due 2025 (the “Notes”)

Aggregate Principal Amount Offered:	€600,000,000

Maturity Date:	May 12, 2025

Coupon (Interest Rate):	1.300% annually

Interest Payment Dates:	Annually on May 12 of each year, beginning on May 12, 2016

Day Count Fraction:	ACTUAL/ACTUAL (ICMA), following, unadjusted

Price to Public (Issue Price):	98.613% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds to the Issuer:	€589,278,000 (before offering expenses)

Benchmark Bund:	DBR 0.500% due February 15, 2025

Benchmark Bund Price/Yield:	100.730% / 0.424%

Spread to Benchmark Bund:	+102.6 basis points

Mid-Swap Yield:	0.730%

Spread to Mid-Swap Yield:	+72 basis points

Yield to Maturity:	1.450%

Make-Whole Call:	Make-whole call at the applicable Bund Rate plus 15 basis points (before February 12, 2025 (the date that is three months prior to the Maturity Date))

Par Call:	At any time on or after February 12, 2025 (the date that is three months prior to the Maturity Date), the Notes will be redeemable in whole or in part at 100% of the principal amount of the Notes being redeemed, plus accrued interest on the principal amount being redeemed to the redemption date

Trade Date:	May 5, 2015

Expected Settlement Date (T+5):	May 12, 2015

Common Code:	123102746

ISIN:	XS1231027464

CUSIP:	74949L AA0

Listing / Trading:	Application will be made to the New York Stock Exchange for the Notes to be listed and traded thereon. There can be no assurance that any such application will be successful or that any such listing will be granted or maintained.

Denominations / Multiple:	€100,000 / €1,000

Delivery:	Euroclear/Clearstream

Ratings*:	Baa1 / BBB+ / BBB+ (Moody’s / S&P / Fitch)

Joint Book-Running Managers:	Citigroup Global Markets Limited J.P. Morgan Securities plc Merrill Lynch International Morgan Stanley & Co. International plc

Stabilization:	Stabilization/FCA

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. Certain restrictions relating to the offering that are set forth in the prospectus apply to this document.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited toll free at 1-800-831-9146, J.P. Morgan Securities plc at +44 207-134-2468, Merrill Lynch International toll free at 1-800-294-1322 or Morgan Stanley & Co. International plc toll free at 1-866-718-1649.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.